GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

New GKN PLC

11 December 2001

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

Dear Sir,

For your information I enclose copies of announcements released to the London Stock Exchange recently.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

dlw 3/13

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL England

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

3 December 2001

Further Success For GKN Helicopter Joint Venture

The following is the text of a press release issued today by AgustaWestland

Portugal Announces Procurement Of 12 EH101 Helicopters

The Portuguese Government has formally confirmed its decision to procure 12 EH101 Helicopters for Search and Rescue, Combat SAR role and fishery protection to AgustaWestland. This follows the recent announcement by Denmark of its decision to purchase 14 EH101s for SAR and Utility roles.

The selection of the EH101 comes at the end of a thorough and extensive evaluation against the Sikorsky S-92 and the Eurocopter Cougar Mk2+.

The comprehensive range of tests carried out by the Portuguese Evaluation Committee demonstrated the unrivalled capability of the EH101, and its ability to carry out the most demanding of SAR requirements.

This achievement underlines the superior ability of the EH101 to satisfy the extremely demanding requirements of Combat SAR missions as well as its already well-proven performance in the maritime and utility SAR roles.

As part of the contract AgustaWestland has built a series of partnerships with Portuguese Industry, in both aerospace and non-aerospace fields to satisfy Portuguese Government Industrial compensation and collaboration requirements.

On the additional success of the EH101, Amedeo Caporaletti, CEO of AgustaWestland commented:

"The selection by Portugal, which closely follows the announcement from Denmark, confirms the validity of our company strategy, founded on a product range of advanced technology, demonstrating that it is capable of satisfying the most demanding requirements of world market".

Richard Case, Managing Director of AgustaWestland, added:

"The decision by Portugal to select EH101 following that of Denmark, confirms that this helicopter is now the benchmark against which all other helicopters are judged, not only in Europe but – increasingly – world-wide."

Further enquiries:
GKN Corporate Communications
Tel: 020 7463 2354

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

11 December 2001

GKN acquires US outsourcing contract from Ford

GKN plc today announces that it has agreed with the Ford Motor Company to acquire the in-house Constant Velocity Joint (CVJ) production operations of Ford's Van Dyke Transmission Plant in Sterling Heights, Michigan.

The agreement means that GKN will supply CVJ driveshafts for the 2002 Ford Taurus and Mercury Sable vehicles assembled in Ford's Chicago Assembly Plant. GKN already supplies driveshafts for Taurus and Sable production in Ford's Atlanta Assembly Plant and will assume responsibility for the increased production in January 2002. Production will be undertaken at GKN's existing North American facilities.

This is the latest in a series of outsourcing acquisitions by GKN. During this year GKN Automotive has integrated outsourced CVJ manufacturing operations acquired from General Motors in Germany and Nissan in Japan. It has also previously acquired Fiat CVJ operations in Italy and Poland.

GKN is the world leader in driveline systems and components with a 41% global market share of CVJ driveshaft production. CVJ driveshafts are fitted to 85% of all cars and light vehicles produced in the world today.

For further information

GKN Corporate Communications
020 7463 2354